ORGANIGRAM
GLOBAL

Q2 2025

Organigram Global Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated May 12, 2025 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Global Inc. (formerly Organigram Holdings Inc.) (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the three and six months ended March 31, 2025 (“Q2 Fiscal 2025”), and the audited annual consolidated financial statements for the year ended September 30, 2024 ("Fiscal 2024") (the "Annual Financial Statements" and together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and includes the use of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS, but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•Adjusted gross margin;
•Adjusted gross margin %; and
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management's beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management's control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus, Winnipeg Facility, Lac-Supérieur Facility, London Facility, and Aylmer Facility (each as defined herein) licensing and production capacity and the timing and expected benefits thereof;
•Expectations regarding production capacity, facility size, tetrahydrocannabinol ("THC") content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s primary operating subsidiaries, Organigram Inc., being the resulting entity from the amalgamations of Organigram Inc., The Edibles and Infusions Corporation ("EIC"), Laurentian Organic Inc. ("Laurentian"), and Motif Labs Ltd. ("Motif");
•The final outcome of the Anti-Dumping Investigation (as defined herein) in respect of Canadian cannabis exports to Israel;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products and the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis classes, formats, cannabinoid content and potency, including regulations relating thereto, the timing and the implementation thereof, and our future product formats;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the revenue growth from innovative products, particularly the commercialization of FASTTM (Fast Acting Soluble Technology) nanoemulsion technology and the competitive edge in the gummy category with this technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•Expectations regarding the Company's investments in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank"), Steady State LLC (d/b/a Open Book Extracts) ("OBX"), and Sanity Group GmbH ("Sanity Group");
•Expectations regarding the Company's acquisition and integration of Collective Project Limited ("CPL");
•Expectations regarding the Company's acquisition, integration and synergy realization of Motif and CPL;
•Expectations regarding European Union Good Manufacturing Practice ("EU-GMP") certification, including acceptance of any corrective action plans and timing for the issuance of the certification;
•Expectations regarding the resolution of litigation and other legal proceedings;
•Expectations regarding the Company's remedial activities relating to disclosure controls and procedures or internal control over financial reporting;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability of sufficient inputs and the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of the Company's common shares ("Common Shares") and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export permits from time to time;
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•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, the follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment") and the Company’s ability to access the public markets or credit facilities from time to time to fund operational activities and growth;
•The Company’s ability to remain listed on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market ("NASDAQ") and the impact of any actions it may be required to take to remain listed;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness, integration and automation initiatives;
•Expectations regarding capital expenditures and timing thereof;
•Expectations regarding improved margins over the coming quarters as acquisition related synergies are realized;
•Expectations concerning the Company's performance during the fiscal year ended September 30, 2025 ("Fiscal 2025"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A") and Adjusted EBITDA; and
•Expectations regarding the Company's hemp-based business in the U.S.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures or any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policies, including customs, tariffs, trade, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s and its investees’ ability to, where applicable, obtain and/or maintain their status as licensed producers (a "Licensed Producer" or "LP") or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the outcome of the final Anti-Dumping Investigation; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology ("IT") system; the effectiveness of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the U.S. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for
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cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following:
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development ("R&D") activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, Management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly. Management believes this change provides a more accurate reflection of the Company's operating performance by capturing recurring credit-related expenses associated with trade receivables.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s
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management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS

Organigram is a licensed cannabis cultivator and producer of consumer packaged goods containing cannabis. We are authorized to manufacture cannabis products and distribute them to wholesale and retail channels in the recreational and medical cannabis regimes in Canada. We also export cannabis to various international jurisdictions.

Our head office is at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. Our registered office is at 35 English Drive, Moncton, New Brunswick, E1E 3X3. Organigram's Common Shares are listed under the ticker symbol “OGI” on both the NASDAQ and the TSX. Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Organigram conducts operations at five facilities across Canada:
1.Our indoor cultivation and manufacturing facility in Moncton, New Brunswick (“Moncton Campus”);
2.Our edibles manufacturing facility in Winnipeg, Manitoba ("Winnipeg Facility");
3.Our craft flower cultivation and hash production facility in Lac-Supérieur, Québec ("Lac-Supérieur Facility");
4.Our cannabinoid extraction and processing facility in Aylmer, Ontario ("Aylmer Facility"); and
5.Our centralized warehouse to be optimized for labelling, packaging, and national fulfillment in London, Ontario ("London Facility").

On March 31, 2025, we acquired CPL, a cannabis beverage brand and product formulation company. This 'asset-light' acquisition represents our commercial entry into the fast-growing hemp-derived THC beverage market in the U.S., and fast-tracked our entry into the cannabis beverage category in Canada.

STRATEGY
Our corporate strategy is to leverage our brand and product portfolio and our culture of innovation to increase our market share, drive profitability, expand internationally, and be an industry leader that delivers long-term shareholder value.

The pillars of our strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires innovation with breakthrough products that provide a long-term competitive advantage. We are committed to maintaining a culture of innovation and have a track record of launching differentiated products that quickly capture market share, specifically:

•SHRED: Canada's first milled flower product with curated flavour profiles;
•Monjour Soft Chews: a cannabidiol ("CBD") focused wellness brand offering large formats and multi-flavour packs;
•Rip-Strip Hash: a patent-pending botanical terpene-infused hash product sold in convenient pre-cut strips;
•SHRED X Heavies: a line of ultra-high THC (40%+) infused pre-rolls with diamonds, distillate and botanical terpenes;
•THCV: Canada's first whole-flower derived tetrahydrocannabivarin ("THCV") products, including gummies and flower;
•SHRED Dartz: tube-style pre-rolls delivered in a familiar consumer format in a sleek and low-profile package;
•Rainbow Oz. Dartz: a multi-flavour offering with 7 different packs of pre-rolls, for a total of 70 pre-rolls per package; and
•Edison Sonics: Canada's first gummy product utilizing FASTTM, a patent-pending nanoemulsion technology clinically validated to have faster onset and higher peak cannabinoid levels compared to gummies without FASTTM.

Organigram has a product development collaboration ("PDC") with BAT, our largest institutional shareholder and a leading multi-category consumer goods business, through which we established a "Centre of Excellence" (the "CoE") to focus on developing the next generation of cannabis products. The CoE is located at the Moncton Campus, where Organigram is authorized to conduct cannabis research. Under the terms of the Product Development Collaboration agreement (the "PDC Agreement") between the parties dated March 10, 2021, we have a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed in the PDC in any field. This license is exclusive to us in Canada and non-exclusive to us outside of Canada. Both companies contributed scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies.

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2. Consumer Focus
We seek to address the changing needs of the cannabis consumer through our brand and product portfolio in which we offer products in popular categories and at attractive price points. In addition to third-party and direct consumer research, we maintain contact with consumers online via social media. Our strong consumer appeal is evidenced by our #1 market position1 as of the end of Q2 Fiscal 2025, and our product category leadership:
•SHRED: $225 million in annual retail sales as of the last twelve months at the end of Q2 Fiscal 20251
•Hash: we expanded hash distribution nationally and introduced the innovative Rip-Strip Hash product. On March 31, 2025, we held the #1 market position in the hash category1
•SHRED’ems and Monjour: among the top-selling gummies in Canada. As of the end of Q2 Fiscal 2025, we held the #3 market position in the gummy category with Monjour being the best-selling CBD-only gummy1 ; and
•Boxhot: as of the end of Q2 Fiscal 2025, it generated over $150 million in retail revenue in the last twelve months1, and is the leading vape brand in Canada1, while also representing products in the infused pre-roll and concentrates categories.

3. Efficiency
We are committed to increasing the efficiency of our operations and have allocated significant capital to improving our facilities, production processes, and logistics. We continue to invest in operational efficiencies and capacity-driving projects to reduce costs and increase scale.

The Moncton Campus utilizes three-tier cultivation technology to maximize the use of facility square footage. It also employs proprietary IT to track all aspects of the cannabis cultivation and harvest process. This is complemented by automation in post-harvest production, including high-speed pouch filling, pre-roll machines and automated excise stamping. The Company's strategic investment in Phylos has allowed it to transition a portion of its garden to seed-based production, which is anticipated to reduce costs and yield more robust, consistent plants over time. 22% of harvests at the Moncton Campus were from seeds in Q2 Fiscal 2025.

The Winnipeg Facility is highly automated and efficiently handles both small-batch artisanal manufacturing of edibles and large-scale nutraceutical-grade production, enabling us to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivative products processing operation establishing a strong presence in the Quebec market. We have strategically invested in this facility to increase cultivation capacity and processing and storage space, and to accelerate automation.

The acquisition of Motif added two facilities to Organigram's operational footprint, and is expected to generate approximately $15 million in annual run-rate synergies within 24 months of the acquisition in December 2024. Additional efficiency benefits are expected from incremental capex programs targeting the optimization of these facilities.

The Aylmer Facility is undergoing technological enhancements to augment hydrocarbon extraction, which is expected to increase capacity and reduce costs.

The London Facility is undergoing an expansion and optimization program expected to reduce logistics costs.

4. Market Expansion
We are committed to expanding our market presence by broadening our geographical footprint. We expect to enable this via strategic investments and acquisitions. Examples of market expansion include:
•Domestic acquisitions of cannabis cultivation and production facilities across Canada, including in Ontario, Quebec, and Manitoba, enabling us to compete in a broad category of cannabis goods, including vapes and beverages;
•International exports of bulk cannabis to Germany, Australia and the United Kingdom ("UK");
•The strategic Follow-on BAT Investment of $124.6 million and the creation of the "Jupiter Pool" targeting international opportunities, with initial investments completed in OBX and Sanity Group; and
•Expansion into the hemp-derived THC beverage category in the U.S. through the acquisition of CPL.

1 As of March 31, 2025 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data).
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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q2-2025	Q2-2024	CHANGE	% CHANGE
Financial Results
Net revenue	$65,600	$37,628	$27,972	74%
Cost of sales	$45,813	$26,366	$19,447	74%
Gross margin before fair value adjustments	$19,787	$11,262	$8,525	76%
Gross margin % before fair value adjustments(1)	30%	30%		—%
Operating expenses	$26,001	$24,747	$1,254	5%
Other (income) expenses	$(49,933)	$11,958	$(61,891)	nm

Adjusted EBITDA(2)	$4,908	$(1,045)	$5,953	nm
Net income (loss)	$42,456	$(27,075)	$69,531	nm

Net cash used in operating activities	$(16,585)	$(13,217)	$(3,368)	25%

Adjusted Gross Margin(2)	$21,921	$11,609	$10,312	89%
Adjusted Gross Margin %(2)	33%	31%		2%

Operating Results
Kilograms harvested - dried flower	21,133	20,962	171	1%
Kilograms sold - dried flower	19,701	16,811	2,890	17%

Note (1):    Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note (2):    Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For Q2 Fiscal 2025, the Company reported $65,600 in net revenue. Of this amount, $56,659 (87%) was attributable to sales to the recreational cannabis market, $6,069 (9%) to the international market, and $2,872 (4%) to other revenues. Q2 Fiscal 2025 net revenue increased 74%, or $27,972, from the second quarter of Fiscal 2024 ("Q2 Fiscal 2024") net revenue of $37,628, primarily due to an increase of $23,541 and $3,885 in recreational cannabis revenue associated primarily with financial contributions from Motif and international sales, respectively.

The volume of flower sales in grams increased 17% to 19,701 kg in Q2 Fiscal 2025 compared to 16,811 kg in Q2 Fiscal 2024. This increase is primarily due to the success of the Company's large format value products, a significant increase in international sales, and higher sales of infused pre-rolls.

COST OF SALES
Cost of sales for Q2 Fiscal 2025 increased to $45,813 compared to $26,366 in Q2 Fiscal 2024, primarily due to an increase in net revenue of 74% in Q2 Fiscal 2025 compared to Q2 Fiscal 2024. Included in Q2 Fiscal 2025 cost of sales are $548 of inventory provisions for unsaleable inventories. Q2 Fiscal 2024 had inventory provision adjustments of $347.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for Q2 Fiscal 2025 of $19,787, or 30% as a percentage of net revenue, compared to $11,262, or 30%, in Q2 Fiscal 2024.

Adjusted gross margin2 for Q2 Fiscal 2025 was $21,921, or 33% as a percentage of net revenue, compared to $11,609, or 31%, in Q2 Fiscal 2024. This was largely due to higher overall sales volumes, and a lower cost of sales per unit in Q2 Fiscal 2025. The adjusted gross margin of 33% in Q2 Fiscal 2025 reflects Motif's margin before full synergy realization. Organigram’s standalone margin excluding Motif was 37% in Q2 Fiscal 2025.
2 Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
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OPERATING EXPENSES

	Q2-2025	Q2-2024	CHANGE	% CHANGE

General and administrative	$14,967	$14,929	$38	nm
Sales and marketing	7,523	5,403	2,120	39%
Research & development	2,662	2,606	56	nm
Share-based compensation	849	1,809	(960)	(53)%
Total operating expenses	$26,001	$24,747	$1,254	5%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $14,967 remained flat from the prior year's comparative quarter of $14,929.

SALES AND MARKETING
Sales and marketing expenses of $7,523 increased from $5,403 in Q2 Fiscal 2024. These expenses include advertising and promotions, sales staff, educational materials, as well as trade investment. These expenses as % of net revenue decreased to 11% from 14% in Q2 Fiscal 2024.

RESEARCH AND DEVELOPMENT
R&D costs of $2,662 remained flat from the prior year's comparative quarter of $2,606.

SHARE-BASED COMPENSATION
Share-based compensation expense of $849 decreased from $1,809 in Q2 Fiscal 2024, primarily due to the timing of vesting of equity awards. There were no such awards granted in Q2 Fiscal 2025.

OTHER (INCOME) / EXPENSES

	Q2-2025	Q2-2024	CHANGE	% CHANGE

Investment income, net of financing costs	(179)	(650)	(471)	(72)%
Acquisition and transaction costs	974	(170)	(1,144)	nm
Share of loss from investments in associates	—	112	(112)	(100)%
Loss on disposal of property, plant and equipment	—	50	(50)	100%
Change in fair value of contingent consideration	(3,899)	—	3,899	(100)%
Share issuance costs allocated to derivative liabilities	170	—	170	100%
Change in fair value of derivative liabilities, preferred shares and other financial assets	(47,155)	12,529	59,684	nm
Other non-operating income	156	87	69	79%
Total other (income)/expenses	$(49,933)	$11,958	$61,891	(518)%

INVESTMENT INCOME (NET OF FINANCING COSTS)
Investment income of $179 decreased from $650 in Q2 Fiscal 2024, primarily due to a lower cash balance in Q2 Fiscal 2025 compared to Q2 Fiscal 2024.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs of $974 increased from $(170) in Q2 Fiscal 2024, primarily driven by increased costs associated with due diligence, regulatory filings, and legal and advisory services related to the acquisitions of Motif and CPL.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    8

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $3,899 during Q2 Fiscal 2025 compared to $nil in Q2 Fiscal 2024. The gain in Q2 Fiscal 2025 was due to the revaluation of the contingent liability payable to the vendors of Motif.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a gain of $47,155 during Q2 Fiscal 2025 compared to a loss of $12,529 in Q2 Fiscal 2024. The following are the fair value changes that were recognized for the three months ended March 31, 2025, and March 31, 2024:

	THREE MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024
Investment in Phylos	$(1,048)	$(99)
Investment in OBX	(67)	—
Investment in Sanity Group (convertible loan)	(1,678)	—
Investment in Sanity Group (common shares)	(386)	—
Top-up Rights	(20,487)	713
Commitment to fund third tranche of Phylos convertible loan	—	28
Commitment to issue Preferred Shares	(6,266)	11,887
Warrants	(2,398)	—
Preferred shares	(14,825)	—
	$(47,155)	$12,529

ADJUSTED EBITDA
Adjusted EBITDA3 was $4,908 in Q2 Fiscal 2025, compared to Adjusted EBITDA of $(1,045) in Q2 Fiscal 2024. The $5,953 increase in Adjusted EBITDA compared to the comparative period is primarily due to higher net flower revenue, increased international sales and improved adjusted gross margins4. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net income.

NET INCOME (LOSS)
The net income was $42,456 in Q2 Fiscal 2025 compared to a net loss of $27,075 in Q2 Fiscal 2024. The increase in net income from the comparative period is primarily due to higher adjusted gross margins4 and higher fair value gain on derivative liabilities, contingent considerations, preferred shares and other financial assets.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO MARCH 31, 2025
In February 2025, the Company closed the third and final tranche of its previously announced $124.6 million Follow-on BAT Investment for gross proceeds of approximately $41.5 million at a price of $3.2203 per share.

In March 2025, the Company announced the results of its annual and special meeting of shareholders, including shareholder approval of the Company's name change and rebranding to Organigram Global Inc., colloquially known as OG. Subsequent to the meeting, Organigram unveiled its new corporate brand identity reflecting its market leader position in Canada and growing international presence.

In April 2025, the Company announced its entry into the beverage category in the U.S. and Canada through its acquisition of CPL for upfront consideration of approximately $6.2 million, potential milestone payments, and potential earnout payments totaling in the aggregate up to $24 million in respect of the two twelve-month periods ending September 30, 2025 and September 30, 2026. CPL beverages are already available in six Canadian provinces and 10 U.S. states, with further expansion plans targeted by the end of calendar 2025.

DISCUSSION OF OPERATIONS
Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, modular, strain-specific grow rooms providing the ability to control critical environmental requirements specific to the needs of each strain.
3 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
4 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    9

The facility enables in-house extraction, cannabinoid testing, remediation, and automated production and packaging lines. At the Moncton Campus, the Company harvested 21,133 kg of dried flower during Q2 Fiscal 2025 compared to 20,962 kg of dried flower in Q2 Fiscal 2024.

Winnipeg Facility (Edibles)
This purpose-built, highly automated 51,000 square-foot manufacturing facility was designed to produce highly customizable, precise, and scalable cannabis-infused products in various formats including pectin and gelatin-based sugar-free gummies. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis, and contains specialized manufacturing equipment for the Company's nanoemulsion technology.

Lac-Supérieur Facility (Hash/Concentrates and Craft Flower)
The Lac-Supérieur Facility has been expanded to include 33,000 square feet of space. The facility is equipped to produce 2,400 kg of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash takes place here with our patent-pending technology with a capacity of 150 units per minute.

Aylmer Facility (Extraction and Manufacturing)
The Aylmer Facility houses advanced extraction and manufacturing capabilities including hydrocarbon and CO2 extraction and refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production. The facility provides cost-effective inputs for finished goods manufacturing, and has an estimated monthly production capacity of approximately 1,200 kg of distillate, 600 kg of hydrocarbon extract, 1.6 million pre-rolls, and the ability to fill up to 1.6 million vape cartridges.

London Facility (Warehousing and Distribution)
The London Facility is a centralized warehouse distribution hub in Canada's most populous province of Ontario. The facility is expected to support growing demand for Organigram products, optimize fulfillment, and reduce the cost and complexity of shipping product from the Moncton Campus.

RESEARCH AND PRODUCT DEVELOPMENT
Management believes that the cannabis industry is still in its nascent stages of product development and that product innovation backed by core fundamental R&D is necessary to establish a long-term competitive advantage in the industry. Our investments in these areas position the Company at the forefront of launching new, innovative, differentiated products and formulations that appeal to consumers.

BAT Product Development Collaboration and Centre of Excellence
The CoE was established to focus on R&D activities for the next generation of cannabis products, as well as fundamental cannabis science. Under the PDC Agreement, Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created in the PDC. Costs relating to the CoE are funded equally by Organigram and BAT. Approximately $31 million of BAT’s initial investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE's state-of-the-art biological experiment laboratory ("BioLab") enables us to conduct advanced research on plant science. Organigram has conducted R&D on several minor cannabinoids, which have since been introduced into our expanding product portfolio. The CoE is also developing a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions that are expected to enhance Organigram's product portfolio.

The PDC completed a pharmacokinetics ("PK") study that enables Organigram to substantiate certain innovations with application in the edibles and vapour product formats. The PK study was a significant milestone that generated a robust dataset validating our development efforts and enabling us to commercialize nanoemulsion technology beginning with the launch of our Edison Sonics gummies in November 2024. The Company is progressing toward launching the nanoemulsification innovation to its beverages.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s sophisticated cultivation program includes a dedicated cultivation R&D space, which has accelerated rapid assessment and screening, while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high-terpene and high-THC cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the cultivation pipeline. This activity is supported by the wide-ranging technical collaboration being undertaken as part of the Company's strategic investment in Phylos.

OUTLOOK

Market Size
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    10

The Company maintains a positive outlook on the cannabis market, both in Canada and internationally. Canada-wide legal sales for the industry are expected to total $5.3 billion in calendar 20285. Canada's cannabis exports have increased significantly over the last five years, growing from $8 million in 2020, to approximately $218 million in its 20246.

The momentum of global cannabis reform has encouraged many cannabis operators to seek exposure to emerging medical and recreational markets. Furthermore, as international revenue is not subject to onerous Canadian cannabis excise duties, LPs have increasingly sought growth in this area to expand their revenues and margins, while further solidifying Canada's strong reputation abroad for producing high quality cannabis.

With its recent acquisition of CPL, Organigram entered the U.S. hemp-derived beverages space. This segment is experiencing rapid growth and, according to Euromonitor International Limited, is already generating over $1 billion in retail sales, with projections reaching $4 billion by 20287.

Business Outlook
Opportunities to scale new cannabis strains require a methodical process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before roll-out across a facility. Organigram’s commitment to investing in new genetics and innovations continues, and we expect to launch new genetics, ready-to-consume innovations, and products containing minor cannabinoid stacks in various formats.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to generate revenue growth from innovative products, particularly through the commercialization of FASTTM with the launch of Edison Sonics gummies. FASTTM gummies have been clinically validated to produce up to a 50% faster onset and nearly double the level of cannabinoid concentration at peak compared to traditional gummies without FASTTM. The Company anticipates garnering a competitive edge in the gummy category with this ingestible technology.

The Company's international sales increased sequentially throughout Fiscal 2024 and grew year-over-year in Q1 Fiscal 2025 and Q2 Fiscal 2025. Organigram further diversified its international supply partners in Fiscal 2024, and established a foothold in the rapidly growing German cannabis market through a $21 million investment in Sanity Group. This investment enhanced Organigram's previously announced supply agreement with Sanity Group such that its cannabis export volumes to the German market are expected to increase throughout Fiscal 2025. The anticipated EU-GMP certification of Organigram's Moncton Campus is also expected to drive the growth of its international revenue.

In 2024, Organigram achieved significant efficiencies in production, manufacturing, and logistics, driving notable growth in adjusted gross margins. The Company expects adjusted gross margin8 to average approximately 35% for Fiscal 2025, and is targeting adjusted gross margin of 40% in the second half of Fiscal 2026. It also anticipates positive full-year fiscal 2025 Adjusted EBITDA8 surpassing Fiscal 2024 levels, along with positive cash flow from operations before working capital changes.

Organigram has identified the following opportunities that it believes have the potential to improve margins in the future:
•Increased sales of higher-margin ready-to-consume products, including edibles, vapes, tube-style pre-rolls, and beverages;
•Growth in high-margin international sales, with a strategic focus on the growing German market;
◦The Company anticipates increasing its flower output by approximately 13,000 kg annually through expansion initiatives in Fiscal 2025 and fiscal year 2026 to address growing demand from international markets; and
•Continued operational efficiencies across the Company's facilities and a ramp-up of seed-based production, reducing input costs and improving profitability over time.

The Company’s acquisition of Motif in December 2024 brings several margin-enhancing opportunities:
◦Expanded production capabilities, enabling better utilization of assets, improved inventory turnover and economies of scale;
◦Integration of Motif’s operations, which is expected to generate approximately $15 million in annualized run-rate synergies within 24 months of the acquisition;
◦The London Facility, a dedicated central Ontario distribution hub, is anticipated to reduce shipping costs and streamline logistics, enhancing overall operational efficiency; and
◦Leadership in high-margin categories such as vapes and infused pre-rolls, supported by the introduction of innovative, premium products tailored to evolving consumer preferences.

5 October, 2024 data from BDSA.
6 Source: https://mjbizdaily.com/canada-medical-cannabis-exports-jump-to-ca220-million-domestic-sales-decline/.
7 Source: https://www.euromonitor.com/article/fizz-with-a-buzz-the-rise-of-cannabis-drinks-in-the-us.
8 Adjusted gross margin and Adjusted EBITDA are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    11

Industry Trends

Competition and Supply
The cannabis industry remains highly competitive and has historically faced oversupply challenges driven by both licensed producers (LPs) and a persistent illicit market, including online delivery services. Recently, supply and demand dynamics have begun to stabilize, supported by industry consolidation and capacity reductions, with surplus cultivation increasingly diverted to international markets. Consumer preferences continue to evolve, with sustained demand for large-format value products, higher THC potency - particularly in dried flower - and innovation in formats such as infused pre-rolls, vapes, beverages, edibles, and novel genetic strains.

Inflated THC
Inflated THC potency labeling has been a persistent issue in the cannabis industry due to varying regulatory interpretations of testing standards. In response, key organizations, including the Cannabis Standards Alliance of Canada (CSAC) and Health Canada, have intensified efforts to establish consistent testing protocols. The Ontario Cannabis Store (OCS) implemented secondary testing in 2024 to verify potency claims, leading to a reduction in high-THC product listings. Health Canada also launched a data-gathering initiative to randomly test retail cannabis, signaling potential enforcement actions against inaccurate labeling. These measures reflect growing regulatory scrutiny and the industry's push for greater transparency and consumer trust.

Product Formats

Dried Flower and Pre-Rolls
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian recreational cannabis market9 and we believe these categories will continue to dominate based on market data from mature legal markets in certain U.S. states and due to regulatory restrictions on other product formats (e.g. the 10 mg per package THC limit in the edibles category). While we expect that consumer preferences will gradually shift away from THC content and price as primary purchase drivers, they appear to be the most important attributes to consumers for flower products today. Over time, we expect that genetic diversity and other quality-related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers.

Our portfolio of brands continues to show strong momentum within the flower segment in Canada and as of March 31, 2025, Organigram holds the #3 market share position in the flower category9. The growth and significant prevalence of dried flower value segment brands has shaped product strategy across the industry. In response, Organigram has revitalized its Trailblazer brand, using added capacity at the Lac-Supérieur Facility to supply the brand with premium cannabis. To address the growing demand for strain differentiation in the value segment, the Company has routinely expanded the strains available in its Big Bag O' Buds brands. Organigram is also a leader in infused and non-infused pre-rolls. As of March 31, 2025, Organigram held the #2 market position in infused pre-rolls and the #1 market position in all pre-rolls9.

Cannabis Derivatives
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates, beverages and edibles, are expected to drive future growth10 and Organigram is committed to these growing categories.

The Winnipeg Facility enables Organigram to produce high quality ingestible products at scale, positioning it to effectively compete in this segment. The Lac-Supérieur Facility enables Organigram to produce high-quality products in the growing hash segment. The Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. As of March 31, 2025, Organigram continues to hold the #1 market share in the hash category9.

In Q2 Fiscal 2025, Organigram held the number #3 market position in the gummy category9.

Monjour, Organigram's wellness brand, predominantly provides consumers with THC-free products that are focused on CBD and other minor cannabinoids.The Monjour product line was expanded to include gummies that contain minor cannabinoids beyond CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and cannabigerol ("CBG").

Through the Company's acquisition of Motif, Organigram leads in market share in the vape category9, and has added considerable vape expertise to its team, positioning the Company to better leverage its strong pipeline of vape innovation. After an initial test launch of Greentank's quantum vape technology in the second quarter of Fiscal 2024, the Company elected to refine its
9 As of March 31, 2025 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data).
10 Source: BDSA Forecast – September 2024, : Adjusted Hifyre (Hifyre, WC, NB/NS Board Data) – December 2024.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    12

go-to-market approach. The Greentank technology will now be added to Motif's vape portfolio plan. The vape segment is driving significant growth and is one of the fastest growing segments in the total Canadian cannabis category.

Through the Company's acquisition of CPL, Organigram entered the cannabis beverage category in Canada and the hemp-derived THC beverage category in the U.S. In Canada, Organigram has captured 5.6% of the beverage category11 and intends to further expand in this category by leveraging sales capabilities and the FASTTM nanoemulsion technology. In the U.S., CPL beverages are currently distributed in 10 states with expansion plans targeting additional states by the end of the calendar year.

International Market

Outside of Canada, the Company serves several international markets via exports and seeks to augment these sales channels over time. Future international shipments are contingent upon the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchaser's regulatory authority.

The Company serves a diverse international medical supply customer base in Australia, Germany, and the UK, and has completed a major strategic investment in a German cannabis leader, Sanity Group, to establish a foothold in the growing European cannabis market. The Company has also completed strategic investments into two U.S.-based companies, OBX and Phylos. Through its acquisition of CPL, Organigram participates in the hemp-derived beverages segment. The Company continues to monitor and explore opportunities in the U.S. market.

EU-GMP certification opens up business opportunities in international markets. Organigram submitted its EU-GMP certification application for its Moncton Campus in Q1 Fiscal 2024. The Company completed its EU-GMP audit in November 2024, and is awaiting the final steps in anticipation of certification.

Jupiter Investment Pool

International expansion initiatives are expected to be supported in Fiscal 2025 and beyond by the $124.6 million Follow-on BAT Investment, with $83 million of conditional funding earmarked for the Jupiter Pool investment fund. To date, approximately $23 million has been deployed from the Jupiter Pool to fund investments by Organigram in OBX and Sanity Group. After the close of the final $41.5 million tranche in February 2025, $59 million (being the remaining portion of the Jupiter Pool funds) is available to support continued expansion into the U.S. and other international markets in compliance with applicable laws.

Jupiter Strategic Investments

On March 26, 2024, the Company completed its inaugural Jupiter Pool investment with a US $2 million investment into U.S.-based OBX.

On June 25, 2024, the Company completed its first European strategic investment, with an approximate $21 million investment into German medical cannabis leader, Sanity Group.

11 As of March 31, 2025 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    13

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain Non-IFRS Measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the six months ended March 31, 2025 and March 31, 2024. Commentary is provided in the pages that follow.

Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

	2025	2024	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$169,569	$113,695	$55,874	49%
Net revenue	$108,330	$74,083	$34,247	46%
Cost of sales	$74,428	$53,310	$21,118	40%
Gross margin before fair value adjustments	$33,902	$20,773	$13,129	63%
Gross margin % before fair value adjustments	31%	28%		3%
Realized fair value on inventories sold and other inventory charges	$(27,258)	$(22,985)	$4,273	19%
Unrealized gain on changes in fair value of biological assets	$25,588	$18,512	$7,076	38%
Gross margin	$32,232	$16,300	$15,932	98%
Operating expenses	$46,616	$46,786	$(170)	nm
Loss from operations	$(14,384)	$(30,486)	$(16,102)	(53)%
Other (income) expenses	$(33,777)	$12,369	$(46,146)	nm
Income tax expense	$(106)	$(30)	$76	253%
Net income (loss)	$19,499	$(42,825)	$62,324	nm
Net earnings (loss) per common share, basic	$0.161	$(0.497)	$0.658	nm
Net earnings (loss) per common share, diluted	$0.155	$(0.497)	$0.652	nm

Net cash used in operating activities	$(20,765)	$(1,291)	$19,474	1,508%

Adjusted Gross Margin(1)	$34,614	$22,805	$11,809	52%
Adjusted Gross Margin %(1)	32%	31%		1%
Adjusted EBITDA(1)	$6,318	$(909)	$7,227	nm

Financial Position
Working capital	$182,879	$138,228	$44,651	32%
Inventory and biological assets	$115,049	$83,264	$31,785	38%
Total assets	$537,903	$331,778	$206,125	62%
Non-current financial liabilities(2)	$43,266	$34,439	$8,827	26%
Note (1): Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
For the six months ended March 31, 2025, the Company recorded net revenue of $108,330 compared to net revenue of $74,083 for the six months ended March 31, 2024. Net revenue increased on a period-over-period basis primarily due to an increase in international revenue and recreational revenue, as well as the contributions from Motif's sales following the acquisition of Motif, for the period from December 6, 2024 to March 31, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    14

For the six months ended March 31, 2025, the ASP of recreational flower increased to $1.72 per gram compared to $1.65 per gram for the six months ended March 31, 2024. The ASP of recreational flower has increased, as the Company has observed a more balanced supply and demand dynamic in the six months ended March 31, 2025.

Sales volumes of all flower in grams increased by 17% to 36,961 kg for the six months ended March 31, 2025 compared to 31,705 kg in the comparative period, primarily due to an increase in adult-use recreational cannabis sales and international sales.

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the six months ended March 31, 2025 and March 31, 2024:

	2025	2024
Recreational Flower, net of excise duty	46,402	39,401
Recreational Vapes, net of excise duty	22,488	1,832
Recreational Hash, net of excise duty	5,622	5,694
Recreational Infused Pre-rolls, net of excise duty	9,905	5,794
Recreational Edibles, net of excise duty	10,453	11,398
Recreational Ingestible Extracts and Oil, net of excise duty	348	3,426
Medical, net of excise duty	1,206	894
International Flower and Oil	9,399	3,209
Wholesale and Other	2,507	2,435
Total Net Revenue	$108,330	$74,083

COST OF SALES AND GROSS MARGIN
The gross margin for the six months ended March 31, 2025 was $32,232 compared to $16,300 for the six months ended March 31, 2024. The changes and significant items impacting the six months ended March 31, 2025 were: (i) higher recreational cannabis revenue; (ii) higher international sales; (iii) lower cultivation and post-harvest costs; (iv) higher unrealized gains on changes in the fair value of biological assets; and (v) lower margin contribution from Motif's sales following the acquisition of Motif, for the period from December 6, 2024 to March 31, 2025.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the six months ended March 31, 2025 was $25,588 as compared to $18,512 in the six months ended March 31, 2024.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
Adjusted gross margin is a Non-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q3-F23	Q4-F23 (1)	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25
Net revenue	$32,785	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600
Cost of sales before adjustments	26,711	38,101	25,259	26,019	26,474	28,155	28,451	43,679
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    15

Adjusted gross margin	6,074	7,939	11,196	11,609	14,586	16,543	14,279	21,921
Adjusted gross margin %	19%	17%	31%	31%	36%	37%	33%	33%
Less:
Provisions and impairment of inventories and biological assets	2,823	532	1,672	314	628	2,043	13	548
Provisions to net realizable value	2,755	4,252	13	33	71	709	151	—
Realized fair value on inventories sold from acquisitions	—	—	—	—	—	—	—	1,586
Gross margin before fair value adjustments	496	3,155	9,511	$11,262	$13,887	$13,791	$14,115	$19,787
Gross margin % (before fair value adjustments)	2%	7%	26%	30%	34%	31%	33%	30%
Add: Realized fair value on inventories sold and other inventory charges	(13,588)	(15,901)	(11,923)	(11,062)	(13,728)	(15,365)	(13,066)	(14,192)
Unrealized gain on changes in fair value of biological assets	8,395	21,751	9,112	9,400	13,849	18,790	12,765	12,823
Gross margin(2)	$(4,697)	$9,005	$6,700	$9,600	$14,008	$17,216	$13,814	$18,418
Gross margin %(2)	(14)%	20%	18%	26%	34%	39%	32%	28%
Note 1:    Q4 Fiscal 2023 results are for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023
Note 2: Gross margin reflects the IFRS measure per the Company’s Financial Statements

Both adjusted gross margin and gross margin before fair value adjustments have improved throughout Fiscal 2024. Notably, the adjusted gross margin in the fourth quarter of Fiscal 2024 reached the highest level reported in the preceding eight quarters. This increase is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023 and higher recreational cannabis revenue. In the first quarter of fiscal 2025, gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets and lower international sales. In Q2 Fiscal 2025, gross margin declined primarily due to the fair value adjustment on inventories acquired through the Motif acquisition and subsequently sold, as required under IFRS. The adjusted gross margin of 33% in Q2 Fiscal 2025 reflects Motif's margin before full synergy realization. Organigram’s standalone margin excluding Motif was 37% in Q2 Fiscal 2025.

OPERATING EXPENSES

	2025	2024	CHANGE	% CHANGE

General and administrative	$26,200	$26,206	$(6)	nm
Sales and marketing	13,327	9,998	3,329	33%
Research and development	5,031	7,073	(2,042)	(29)%
Share-based compensation	2,058	3,509	(1,451)	(41)%
Total operating expenses	$46,616	$46,786	$(170)	nm

GENERAL AND ADMINISTRATIVE
For the six months ended March 31, 2025, the Company incurred general and administrative expenses of $26,200 compared to $26,206 for the six months ended March 31, 2024.

SALES AND MARKETING
For the six months ended March 31, 2025, the Company incurred sales and marketing expenses of $13,327 or 12% of net revenues as compared to $9,998 or 13% of net revenues for the six months ended March 31, 2024. The increase in the current period is on account of higher trade investments with retail partners, driven by a more competitive retail landscape.

RESEARCH AND DEVELOPMENT
R&D costs of $5,031 decreased from the comparative period of $7,073. The decrease is primarily due to reduced activity under the PDC Agreement with BAT and reduction in headcount resulting from synergies related to the Motif acquisition.

SHARE-BASED COMPENSATION
For the six months ended March 31, 2025, the Company recognized $2,058 of share-based compensation expense, compared to $3,509 for the six months ended March 31, 2024. The decrease in expense is primarily due to immediate vesting equity awards granted in the comparative period to retain talent; no such awards were granted in the current period.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    16

OTHER (INCOME) EXPENSES

	2025	2024	CHANGE	% CHANGE

Investment income, net of financing costs	(1,004)	(1,172)	(168)	(14)%
Acquisition and transaction costs	5,478	420	5,058	1,204%
Share of loss from investments in associates, net	—	267	(267)	(100)%
Loss on disposal of property, plant and equipment	—	50	(50)	(100)%
Change in fair value of contingent consideration	(3,899)	(50)	3,849	7,698%
Share issuance costs allocated to derivative liabilities	170	—	170	100%
Change in fair value of derivative liabilities, preferred shares and other financial assets	(32,660)	12,985	45,645	nm
Other non-operating income	(1,862)	(131)	1,731	1,321%
Total other (income)/expenses	$(33,777)	$12,369	$(46,146)	nm

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment income (net of financing costs) of $1,004 was earned for the six months ended March 31, 2025, compared to $1,172 for the six months ended March 31, 2024. The change in investment income was primarily as a result of lower daily cash balance in the current period as compared to the six months ended March 31, 2024.

ACQUISITION AND TRANSACTION COSTS
For the six months ended March 31, 2025, the Company incurred transaction and acquisition costs of $5,478 compared to $420 for the six months ended March 31, 2024. The increase was primarily due to costs incurred for due diligence, regulatory filings, legal and advisory services, as well as integration-related expenses associated with the acquisitions of Motif and CPL.

CHANGE IN DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a gain of $32,660 for the six months ended March 31, 2025, compared to a loss of $12,985 for the six months ended March 31, 2024. The following are the fair value changes that were recognized for the six months ended March 31, 2025, and 2024:

		SIX MONTHS ENDED
	0	MARCH 31, 2025	0	MARCH 31, 2024
Investment in Phylos	$—	$(3,519)	$—	$(203)
Investment in OBX	—	(355)	—	—
Investment in Sanity Group (convertible loan)	—	(2,829)	—	—
Investment in Sanity Group (common shares)	—	(339)	—	—
Top-up Rights	—	(1,542)	—	889
Commitment to fund third tranche of Phylos convertible loan	—	(304)	—	412
Commitment to issue Preferred Shares	—	(6,937)	—	11,887
Warrants	—	(5,746)	—	—
Preferred shares	—	(11,089)	—	—
	$—	$(32,660)	$—	$12,985

NET INCOME
Net income for the six months ended March 31, 2025 was $19,499 or $0.161 per Common Share (basic), compared to net loss of $42,825 or $0.497 per Common Share (basic and diluted) for the six months ended March 31, 2024. The increase in net income from the comparative period is primarily attributable to a (i) higher gross margins; (ii) higher unrealized gains on changes in the fair value of biological assets; and (iii) higher fair value gain recognized in relation to Top-Up-Rights (as defined herein) of BAT, preferred shares, share warrants and other financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    17

SUMMARY OF QUARTERLY RESULTS

	Q3-F23	Q4-F23 (1)	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25
Financial Results
Recreational cannabis revenue (net of excise)	$29,202	$44,596	$34,425	$33,118	$36,467	$38,839	$38,558	$56,658
Medical, international, wholesale and other revenue	$3,583	$1,444	$2,030	$4,510	$4,593	$5,859	$4,172	$8,942
Net revenue	$32,785	$46,040	$36,455	$37,628	$41,060	$44,698	$42,730	$65,600
Net income (loss)	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456
Net earning (loss) per common share, basic (1)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.027	$(0.050)	$(0.202)	$0.329
Net earning (loss) per common share, diluted (1)	$(2.708)	$(0.420)	$(0.194)	$(0.297)	$0.026	$(0.050)	$(0.202)	$0.318
Operational Results
Harvest (kg) - dried flower	18,604	28,071	19,946	20,962	21,420	23,323	21,087	21,133
Employee headcount (#) (2)	923	935	984	987	914	875	1,241	1,150
Note 1: Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023
Note 2: Q1 F25 and Q2 F25 employee headcount includes Motif's employees.

The Company saw a decrease in net revenues in the third quarter of fiscal year 2023 compared to the second quarter of fiscal year 2023. In the fourth quarter of fiscal year 2023, net revenue increased as a result of higher international sales. This was followed by a sequential decrease in net revenues in the first quarter of Fiscal 2024 and a subsequent increase in the remaining quarters of Fiscal 2024. Net revenue in the fourth quarter of Fiscal 2024 was the highest that the Company has reported in the preceding eight quarters. In the first quarter of Fiscal 2025, net revenue has marginally decreased primarily as a result of lower international sales. In Q2 Fiscal 2025, the Company's international sales reached their highest level in the preceding eight quarters. Additionally, recreational net revenue also increased during this period.

In fiscal year 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In the first and second quarters of Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In the third quarter of Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In the fourth quarter of Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In the first quarter of Fiscal 2025, the Company's net loss has increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif. In Q2 Fiscal 2025, the Company recorded net income of $42,456. This increase compared to the prior quarter is primarily due to higher gross margins and higher gains from changes in the fair value of derivative liabilities, preferred shares, contingent consideration, and other financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    18

Adjusted EBITDA
Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities. Preferred shares and other financial assets; expenditures incurred in connection with R&D activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly.

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q3-F23	Q4-F23[12]	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25
Net (loss) income as reported	$(213,451)	$(32,991)	$(15,750)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456
Add/(Deduct):
Investment income, net of financing costs	(903)	(923)	(522)	(650)	(1,179)	(960)	(825)	(179)
Income tax (recovery) expense	(1,302)	(2,279)	—	(30)	—	30	—	(106)
Depreciation and amortization	7,029	5,422	2,837	3,130	3,039	3,073	3,387	4,839
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	3,037	757	—	—	—	—	—
Impairment of property, plant and equipment, intangible assets and goodwill	191,242	18,869	—	—	—	—	—	—
ERP implementation costs	2,561	2,415	991	173	7	465	744	628
Acquisition and other transaction costs	538	580	590	(170)	421	74	4,504	974
Inventory and biological assets fair value and NRV adjustments	10,771	(1,066)	4,496	2,009	578	(673)	465	1,917
Acquisition-related fair value adjustment to inventory sold	—	—	—	—	—	—	—	1,586
Share-based compensation	1,325	1,208	2,007	1,995	2,087	1,093	1,325	938
Other (income) expenses	(3,981)	(352)	343	12,778	(6,687)	6,646	12,477	(50,728)
Provision for non-recurring credit losses	—	470	—	4,239	—	—	—	—
Research and development expenditures, net of depreciation	3,257	3,720	4,387	2,556	2,381	1,545	2,290	2,583
Adjusted EBITDA	$(2,914)	$(1,890)	$136	$(1,045)	$3,465	$5,860	$1,410	$4,908

Divided by: net revenue	32,785	46,040	36,455	37,628	41,060	44,698	42,730	65,600

Adjusted EBITDA Margin % (Non-IFRS Measure)	(9)%	(4)%	—%	(3)%	8%	13%	3%	7%

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

During the third quarter of fiscal year 2023, the Company's Adjusted EBITDA decreased to a loss of $2.9 million due to lower international sales, continued price compression in the recreational market, low flower yields, and higher SG&A costs. In the fourth
12 Q4 Fiscal 2023 results is for the four month period from June 1, 2023 through September 30, 2023 as a result of the change in year end from August 31 to September 30 approved by the Company in May 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    19

quarter of fiscal year 2023, continued price compression and lower international sales led to an Adjusted EBITDA loss of $1.9 million. In the first quarter of Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to a higher adjusted gross margin (31%) resulting from lower cultivation and post-harvest costs and positive contributions from Edison Jolts product sales. In the second quarter of Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1 million and the decrease in Adjusted EBITDA from the first quarter of Fiscal 2024 was primarily due to increased sales and marketing expenses. In the third quarter of Fiscal 2024, as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs, Adjusted EBITDA increased to $3.5 million. In the fourth quarter of Fiscal 2024, the Company continued the momentum and achieved Adjusted EBITDA of $5.9 million. During the first quarter of Fiscal 2025, the Adjusted EBITDA decreased to $1.4 million due to lower international sales. In Q2 Fiscal 2025, the Company's international sales reached their highest level in the preceding eight quarters and the Adjusted EBITDA increased to $4.9 million

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company as at March 31, 2025 and September 30, 2025:

	MARCH 31, 2025	SEPTEMBER 30, 2024	% CHANGE
Cash, restricted cash and short-term investments	$83,373	$133,426	(38)%
Inventories	$101,341	$67,351	50%
Working capital	$182,879	$208,897	(12)%
Total assets	$537,903	$407,860	32%
Total current and long-term debt	$55	$85	(35)%
Non-current financial liabilities(1)	$43,266	$34,439	26%
Total shareholders' equity	$390,566	$305,989	28%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On March 31, 2025, the Company had total cash (including restricted cash and short-term investments) of $83,373 compared to $133,426 at September 30, 2024. The decrease is primarily due to a cash (net) payment of $64.9 million for the acquisition of Motif and CPL. The funds used to finance these acquisitions were not drawn from the Jupiter Pool.

Management believes its capital position provides sufficient liquidity, following the recent acquisitions, to fund operations in the medium term. Management assesses additional financing alternatives regularly, including for strategic growth initiatives. Furthermore, the Company may be able to, if necessary and subject to prevailing market conditions, obtain equity or debt financing through capital markets. Additionally, subject to the restrictions in the amended and restated investor rights agreement dated January 23, 2024 between the Company and BAT (the "Amended IRA"), the Company may be able to use its shares as a currency for additional acquisitions. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

On October 6, 2023, the Company filed a final Canadian base shelf prospectus and corresponding amended Form F-10 registration statement (SEC File No. 333-274686) under the United States Securities Act of 1933, as amended, enabling the Company to qualify for the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units, during the 25-month period that the base shelf prospectus remains effective. The specific terms of any future offering of securities are required to be disclosed in a prospectus supplement filed with the applicable Canadian securities regulators and the SEC. In April 2024, the Company successfully closed the Unit Offering (as defined herein) pursuant to the base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company’s cash flows during the three and six months ended March 31, 2025 and March 31, 2024:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
Cash provided by (used in):
Operating activities	$(16,585)	$(13,217)	$(20,765)	$(1,291)
Financing activities	40,660	40,865	40,458	40,713
Investing activities	(10,299)	594	(71,852)	(8,347)
	$13,776	$28,242	$(52,159)	$31,075
Effect of foreign exchange on cash	$40	—	$2,054	—
Net cash provided (used)	$13,816	$28,242	$(50,105)	$31,075
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    20

Cash position
Beginning of period	68,684	54,590	132,605	51,757
End of period	$82,500	$82,832	$82,500	$82,832
Short-term investments	873	802	873	802
Cash (including restricted cash) and short-term investments	$83,373	$83,634	$83,373	$83,634

Cash used in operating activities before working capital changes for the three and six months ended March 31, 2025 was $1,607 and $7,895, respectively, compared to $8,277 and $12,094 for the three and six months ended March 31, 2024. Cash used in operating activities after working capital changes for the three and six months ended March 31, 2025 was $16,585 and $20,765, respectively, compared to $13,217 and $1,291 for the three and six months ended March 31, 2024. The increase in cash used by operating activities after working capital changes is primarily due to incremental investments working capital in anticipation of increased business requirements for the remainder of Fiscal 2025 associated with seasonality in the business.

Cash provided by financing activities for the three and six months ended March 31, 2025 was $40,660 and $40,458, respectively. In comparison, for the three and six months ended March 31, 2024, cash provided by financing activities was $40,865 and $40,713, respectively. Proceeds from the Follow-on BAT Investment were the primary source of cash provided by financing activities in both the current and comparative periods.

Cash used in investing activities for the three and six months ended March 31, 2025 was $10,299 and $71,852, respectively. In comparison, for the three and six months ended March 31, 2024, cash provided by (used in) investing activities was $594 and $(8,347). The increase in cash used by investing activities for the three and six months ended March 31, 2025 is primarily due to the acquisition of subsidiaries, for which the Company paid a cash consideration of $5,709 and $59,164, respectively. Additionally for the three months ended March 31, 2025, the Company cash used of $6,508 for purchase of property, plant and equipment.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and six months ended March 31, 2025.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

The Company recently completed a project which redefined the job titles, roles and responsibilities of the majority of its employees. These changes resulted in fewer individuals meeting the definition of key management personnel for the three and six months ended March 31, 2025.

For the three and six months ended March 31, 2025 and March 31, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
Salaries and bonus	$1,324	$1,479	$2,626	$3,050
Share-based compensation	646	1,450	1,421	2,387
Total key management compensation	$1,970	$2,929	$4,047	$5,437

During the three and six months ended March 31, 2025, — nil and nil stock options (March 31, 2024 – 62,000 and 62,000), respectively, were granted to key management personnel with an aggregate fair value of $nil and $nil (March 31, 2024 – $123 and $123), respectively. In addition, during the three and six months ended March 31, 2025, nil and 404,905 RSUs (March 31, 2024 – 830,888 and 2,138,542), respectively were granted with a fair value of $nil and $1,538 (March 31, 2024 – $2,116 and $4,300), respectively. For the three and six months ended March 31, 2025, nil and 404,905 PSUs (March 31, 2024 – 16,785 and 678,717), respectively, were issued to key management personnel with an aggregate fair value of $nil and $457 (March 31, 2024 – $25 and $543), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    21

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and six months ended March 31, 2025, under the PDC Agreement between the Company and BAT dated March 10, 2021, BAT incurred $824 and $1,242 (March 31, 2024 – $1,282 and $2,388), respectively, of direct expenses and the Company incurred $1,450 and $2,924 (March 31, 2024 – $1,746 and $6,770), respectively, of direct expenses and capital expenditures of $nil and $nil (March 31, 2024 – $1 and $95), respectively, related to the center of excellence. The Company recorded in the three and six months ended March 31, 2025, $1,137 and $2,083 (March 31, 2024 – $1,514 and $4,579), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and six months ended March 31, 2025, the Company recorded $nil and $nil (March 31, 2024 – $1 and $48), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At March 31, 2025, there is a balance receivable from BAT of $2,001 (September 30, 2024 – $2,406).

In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million Follow-on BAT Investment, whereby BAT, agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. In February 28, 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company .

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024    22

The fair value of the convertible note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $647, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $683.

The fair value of the Motif's contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent shares consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the CPL contingent consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of CPL achieving its milestones. The key inputs used in the model are revenue discount rate, revenue and asset volatility and risk free rate.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's Common Shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

Derivative Warrant Liabilities
Unit Offering 2024
On April 2, 2024, the Company closed an offering of units (the "Unit Offering"). The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one Common Share (each, a "Warrant Share") for a period of four years following the closing date of the Unit Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events.

The holders of the Warrants issued pursuant to the Unit Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs
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allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Unit Offering.

As at March 31, 2025, the Company revalued the remaining derivative liabilities to an estimated fair value of $2,026. During the three and six months ended March 31, 2025, the Company recorded a decrease in the estimated fair value change of the derivative liabilities of $2,398 and $5,746.

The following inputs were used to estimate the fair value of the Warrants at March 31, 2025:

MARCH 31, 2025
Risk free interest rate	2.57%
Life of Warrants (years)	3.01
Market price of Common Shares	$1.47
Expected future volatility of Common Shares	79.60%
Fair value per Warrant	$0.46

Top-up Rights
On March 10, 2021, the Company issued 14,584,098 Common Shares to BAT in connection with BAT's initial equity investment in the Company. On January 23, 2024, the Company issued an additional 12,893,175 Common Shares to BAT in connection with the closing of the first tranche of the Follow-on BAT Investment, which, at the time, increased BAT's beneficial ownership in the Company to 29.90% (measured on a non-diluted basis).

In connection with the closing of the first tranche of the Follow-on BAT Investment in late January 2024, BAT and the Company entered into the Amended IRA, which amended and restated the original investor rights agreement dated March 10, 2021 (the "Original IRA") between the parties. Pursuant to the Amended IRA, BAT has been granted certain top-up rights (the "Top-Up Rights") to subscribe for additional Common Shares or Preferred Shares, and together with the Common Shares, the "Shares") in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the Amended IRA as “bought deal Distributions”).

The Follow-on BAT Investment is structured such that the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, may not exceed 30% of the issued and outstanding Common Shares (the "30% Common Share Limit"). As a result, pursuant to the terms of the Amended IRA, if the issuance of Common Shares upon BAT exercising its Top-Up Rights would result in BAT's aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict BAT's voting control to 30.0% of the issued and outstanding Common Shares. Such Preferred Shares would be convertible into Common Shares in accordance with their terms.

The price per Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal to the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, RSUs, PSUs and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the Original IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at March 31, 2025, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA between the Company and BAT, at an estimated fair value of $4,796 (September 30, 2024 – $6,338). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and six months ended March 31, 2025 of $20,487 and $1,542 (March 31, 2024 – increase of $713 and $889).

The following inputs were used to estimate the fair value of the Top-up Rights at March 31, 2025 and September 30, 2024:
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	MARCH 31, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.90 - $9.93
Risk free interest rate	2.45% - 2.49%	2.46%	2.45%	2.45%	2.70%
Expected future volatility of Common Shares	70.00% - 75.00%	75.00%	75.00%	75.00%	40.00%
Expected life (years)	1.77 - 3.51	3.01	2.50	2.07	0.92
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life (years)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a secured convertible loan agreement (the “Secured Convertible Loan Agreement”) with Phylos. Under the terms of this agreement, the Company has a commitment to fund US$4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the achievement of certain milestones. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at March 31, 2025, the Company revalued the commitment to fund the remainder of the third tranche to an estimated fair value of $64 (September 30, 2024 – $368) and recorded a change in fair value of $nil and $304 for the three and six months ended March 31, 2025 (March 31, 2024 – $28 and $412), respectively.

Convertible Note
The fair value of the convertible note advanced to Sanity Group was determined using the binomial tree model. The key assumptions used in the model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

Non-voting Class A preferred shares (the "Preferred Shares")
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the carrying amount of the Common Shares issued in the first tranche was measured as the difference between the proceeds received from BAT for the first tranche minus transactions costs and the fair value of the derivative of $1,921. Refer to Note 13 (iii) of the Annual Financial Statements for further information.

In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. As at September 30, 2024, the derivative liability for the third tranche was $4,771.

In February, 2025, the Company closed the third and final tranche of the follow-on investment by BAT (the "Follow-on BAT Investment and issued 5,330,728 Preferred Shares. At the time of closing of the final tranche, the Company derecognized the derivative of $2,165. For the three and six months ended March 31, 2025, the Company recognized a fair value gain of $6,266 and $6,937 in the condensed consolidated interim statements of operations and comprehensive income (loss).

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Preferred Shares
On August 30, 2024, in relation to the Follow-on BAT Investment (as hereinafter defined), the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. The number of shares that will be issued on conversion is not fixed and therefore, Preferred Shares are classified as liabilities. These liabilities are measured at FVTPL. The conversion feature is considered to be an embedded derivative that qualifies for bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method. On initial recognition, the Preferred Shares were measured at a fair value of $31,594. As at September 30, 2024, the Preferred Shares had an estimated fair value of $31,070.

In February, 2025, the Company closed the third and final tranche of the follow-on investment by BAT (the "Follow-on BAT Investment and issued 5,330,728 preferred shares of the Company. On initial recognition, the third tranche preferred shares were measured at a fair value of $15,053. Refer to Note 11 and 12 (i) of the Interim Financial Statements for further details.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at March 31, 2025 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2024	$5,948	$9,225	$15,173
Unrealized gain on change in fair value of biological assets	—	25,588	25,588
Production costs capitalized	19,880	—	19,880
Transfer to inventory upon harvest	(19,225)	(27,708)	(46,933)
Balance, March 31, 2025	$6,603	$7,105	$13,708

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 15 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of March 31, 2025, it is expected that the Company’s biological assets will yield 28,651 kg (September 30, 2024 – 28,889 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).
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Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	March 31, 2025		September 30, 2024		SENSITIVITY	March 31, 2025	September 30, 2024
Average selling price per gram (excluding trim)	$1.63		$1.59		Increase or decrease by 10% per gram	$1,442	$1,463
Expected average yield per plant	169	grams	187	grams	Increase or decrease by 10 grams	$852	$781

The expected average yield per plant at March 31, 2025 and September 30, 2024, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at March 31, 2025 and May 7, 2025.

	MARCH 31, 2025	MAY 7, 2025
Common shares issued and outstanding	133,835,963	133,883,932
Preferred shares(1)	13,794,163	13,794,163
Options	2,621,774	2,595,099
Warrants	4,450,500	4,450,500
Top-up Rights	17,533,616	17,498,926
Restricted share units	3,505,128	3,443,280
Performance share units	1,704,931	1,679,640
Total fully diluted shares	177,446,075	177,345,540
Note 1: The preferred shares are eligible, under certain scenarios, to be converted into common shares equalling 14,198,539 consisting of the original preferred shares of 13,794,163 that convert into one common share and accretion amounts that accrue to the preferred shares at an annual rate of 7.5% per annum. Since the preferred shares were issued under the second and third tranches of the BAT Follow-on-Investment, they have collectively accrued 404,376 of additional common share conversion value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended March 31, 2025 except for a new accounting estimate (refer to the Interim Financial Statements) and judgment that was made in relation to the acquisition of Motif. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended September 30, 2024.

Adoption of New Accounting Pronouncements
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a
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liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated interim financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated interim financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments do not have an impact on the Company’s consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION
Pursuant to the terms of the PDC Agreement between the Company and BAT, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds in relation to CoE as at March 31, 2025 is $7,260 (September 30, 2024 – $11,028).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive income (loss). For the three and six months ended March 31, 2025, $1,137 and $2,083 (March 31, 2024 – $1,514 and $4,579) of expenses have been recorded in the statement of operations and comprehensive income (loss).

ACQUISITION OF SUBSIDIARIES
i.Acquisition of Motif
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration $10 million payable in the Company's common shares (“Contingent Consideration”), conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally.

For the three and six months ended March 31, 2025, Motif contributed $42,762 and $50,754 of gross revenue and a net income of $1,213 and $135, respectively to the consolidated results. If the acquisition had occurred on October 1, 2024, management estimates consolidated gross revenue of the Company would have been $200,669 and consolidated net income would have been approximately $19,647 for the six months ended March 31, 2025.

Equity instruments issued
The fair value of the 17,233,950 Common Shares issued was $39,121, based on the TSX-listed share price of $2.27 per share of the Company at the closing on December 5, 2024. The number of Common Shares issued was determined by dividing the total share consideration of $40 million, as per the share purchase agreement, by the 5-day volume-weighted average TSX-listed share price of $2.3210 preceding the closing date.

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:
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FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$21,618
Cash	5,055
Inventories	24,474
Property, plant and equipment	19,864
Right-of-use assets	5,744
Intangible assets	34,330
Prepaid expenses and deposits	1,338
Total assets	$112,423

Liabilities
Accounts payable and accrued liabilities	$27,708
Lease liability	5,681
Other liabilities	12,056
Loan payable	236
Deferred income taxes	10,100
Total liabilities	$55,781
Total identifiable net assets at fair value	$56,642

Consideration transferred
Cash consideration	$52,171
Equity instruments (17,233,950 Common Shares)	39,121
Contingent consideration	4,472
Settlement of pre-acquisition relationship	(89)
Working capital adjustment	(541)
$95,134

Goodwill arising on acquisition	$38,492

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Acquisition costs
The Company incurred $3,849 in acquisition-related costs for legal fees and due diligence. Of this amount, $3,778 was recorded in the statement of operations and comprehensive loss, while $71 was capitalized as share issuance costs

Contingent Consideration
In addition to the consideration paid on the date of acquisition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction. As at the acquisition date, the fair value of the contingent consideration was estimated to be $4,472.

During the three and six months ended March 31, 2025, a change in fair valuation of $3,899 and $3,899 respectively was recognized in the condensed consolidated interim statements of operations and comprehensive income (loss). As at March 31, 2025, the contingent consideration has been adjusted to $573.

ii.Acquisition of CPL
On March 31, 2025, the Company acquired 100% of the issued and outstanding shares of CPL, a Canadian company operating in the THC and hemp-derived THC beverage categories, supported by a portfolio of strong owned brands, for upfront consideration
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of $6 million ("Original Consideration"). CPL shareholders are also entitled to receive up to additional consideration of $24 million in contingent consideration, subject to achievement of certain milestone and earnout targets.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of CPL are inputs (formulations), distributor relationships and an organized workforce. The Company has determined that the acquired inputs and processes collectively represent a substantive integrated set that is capable of generating revenue. As such, the Company has concluded that the acquired set meets the definition of a business under IFRS 3.

Acquisition costs
The Company incurred $172 in acquisition-related costs for legal fees and due diligence. This amount was recorded in the condensed consolidated interim statements of operations and comprehensive income (loss).

Assets acquired and liabilities assumed
Because the transaction was closed on the last day of the reporting period, the Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$1,243
Cash	118
Inventories	1,072
Intangible assets	15,166
Prepaid expenses and deposits	13
Total assets	$17,612

Liabilities
Accounts payable and accrued liabilities	$1,119
Deferred income taxes	3,564
Total liabilities	$4,683

Total identifiable net assets at fair value	$12,929

Consideration transferred
Cash consideration	$4,893.199
Contingent consideration	18,397
Working capital adjustment	957
$24,247

Goodwill arising on acquisition	$11,318

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Contingent Consideration
The acquisition of CPL includes following milestone and earnout payments (collectively called "Contingent Consideration"):

Milestone Payments
a.If, on or before June 30, 2025, CPL achieves cumulative sales of at least US$500 from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the seller a milestone payment ("First Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller; and

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b.If, on or before September 30, 2025, CPL achieves cumulative sales of at least US$1 million from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the seller a milestone payment ("Second Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller

Earnout Payments

a.The first eligible earnout payment (“First Earnout”), if applicable, shall be paid by the end of calendar year 2025 based on 2.5 times the trailing twelve months' net revenue to September 30, 2025, of CPL, less any consideration paid to date, including the Original Consideration, First Milestone and Second Milestone. The First Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's share priced at the five-day TSX VWAP the day prior to settlement; and

b.The second eligible earnout payment (“Second Earnout”), if applicable, shall be paid by the end of calendar 2026 based on 2.5 times the trailing twelve months' net revenue to September 30, 2026, of CPL, less any consideration paid to date, including the Original Consideration, First Milestone, Second Milestone and the First Earnout. The Second Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's share priced at the five-day TSX VWAP the day prior to settlement

As at the acquisition date, the fair value of the contingent consideration was estimated to be $17,090.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged PKF O'Connor Davies ("PKF") to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s Annual Financial Statements, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, the Company’s independent registered public accounting firm, has audited the Company's Annual Financial Statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2024.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of March 31, 2025 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entities controlled by the Company but that was scoped out of the evaluation of DCP and ICFR were Motif (acquired effective December 6, 2024), CPL and CPL USA (both acquired effective March 31, 2025).

Excluding goodwill and intangible assets, Motif constitutes approximately $52,485 of the Company’s current assets, $78,093 of total assets, $40,000 of current liabilities and $55,781 of total liabilities as of the acquisition date. During the three and six months ended March 31, 2025, Motif contributed $42,762 and $50,343 in gross revenue, and $1,213 and $135 in net income, respectively, to the consolidated results. As of the date of this MD&A, the purchase price allocation has not yet been finalized.

Excluding goodwill and intangible assets, CPL constitutes approximately $2,446 of the Company’s current assets, $2,446 of total assets, $1,119 of current liabilities and $4,928 of total liabilities as of the acquisition date.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the recently acquired entities, Motif, CPL and CPL USA. In Q1 of fiscal year 2025 management, with oversight from the Audit Committee, continued to implement remediation measures related to the material weaknesses as at September 30, 2024 as outlined below in the "Status of Remediation Plan" section and as a result of the implemented measures concluded that the material weakness related to management review controls over biological assets and inventory complex spreadsheets was successfully remediated.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2024, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of March 31, 2025, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness:

•The Company had ineffective general IT controls related to security and administration and monitoring of service organizations.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weakness is remediated in Fiscal 2025.

The following remedial activities are complete and as a result management concluded that the material weakness related to management review controls over biological assets and inventory complex spreadsheets was successfully remediated:

•We streamlined and enhanced our documentation of our review over complex spreadsheet models related to biological assets and inventory. In particular:
▪We re-assigned the responsibility for preparing and reviewing the spreadsheets to personnel that have the skills and experience required to perform the task;
▪We enhanced review documentation requirements by adding mandatory checklists to all models; and
▪We have trained all personnel involved.

The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the remainder of Fiscal 2025. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design and operational effectiveness.

•We continued to engage internal control specialists that assisted management in evaluating internal controls and in designing remediation plans;
•We have implemented and will continue to improve the robustness of controls intended to evaluate information from organizations providing services to the Company.

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Following the continued substantial improvement and remediation of the material weakness described above, senior management has discussed the material weakness with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions will contribute to the remediation of the remaining material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weakness, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weakness described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weakness, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weakness identified before the end of Fiscal 2025. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high-growth, heavily regulated industry. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial condition, results of operations and cash flows, as further described in this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. Management attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at March 31, 2025 approximates $180,931 (September 30, 2024 – $211,306).

As of March 31, 2025 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	MARCH 31, 2025	SEPTEMBER 30, 2024
0-60 days	$45,536	$32,349
More than 60 days	7,125	5,502
Gross trade receivables	$52,661	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(5,824)	(5,196)
	$46,837	$32,655

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At March 31, 2025, the Company had $13,181 (September 30, 2024 – $106,745) of cash (unrestricted) and working capital of $182,879 (September 30, 2024 – $208,897). Further, the Company may potentially access debt and/or equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at March 31, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$63,001	$63,001	$63,001	$—	$—	$—
Long-term debt	55	55	55	0	—	—
Lease obligations	9,433	12,370	1,892	3,122	3,061	4,295
	$72,489	$75,426	$64,948	$3,122	$3,061	$4,295

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $4,235 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (three and four of which, individually, represented more than 10% of the Company’s revenues during the three and six months ended March 31, 2025), and, thus, the Company believes that the accounts receivable balance is collectible.
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(v) Risks of significant changes or developments with respect to domestic and international customs, tariffs, and trade policies, corresponding or retaliatory actions by other countries and related uncertainties
Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the geographies where the Company operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the Company's financial results and profitability. Sin the inauguration of the current U.S. president on January 20, 2025, the U.S. has imposed a number of tariffs on exports from Canada to the U.S., including the 25% tariffs on products of Canada and 10% tariffs on energy resources and critical minerals from Canada that came into effect on March 4, 2025, the 25% tariffs on all steel and aluminum imports that came into effect on March 12, 2025, and the 25% tariffs on auto imports that came into effect on April 3, 2025. In response, the Canadian federal government has imposed a number of retaliatory tariffs, including 25% tariffs on certain goods exported from the U.S. to Canada effective March 4, 2025, 25% tariffs on additional U.S. products that include steel, aluminum and miscellaneous consumer products effective March 13, 2025, and 25% tariffs on U.S. autos effective April 3, 2025. The U.S. has also imposed tariffs on goods imported from Mexico, China and other countries, and such measures have also attracted retaliatory responses. The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have negative impact on the Canadian and global economy and may adversely affect the Company’s business operations and financial condition.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(viii) Risks related to international sales and operations
The Company sells hemp-derived products in the U.S. and exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each international jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products or continue doing business in the U.S or any other international jurisdictions.

U.S. Regulation of Hemp-Based THC

Our U.S. product offerings contain hemp-derived delta-9 tetrahydrocannabinol (“THC”). In December 2018, the U.S. government removed hemp and extracts of hemp (defined as the plant Cannabis sativa L with a delta-9 tetrahydrocannabinol concentration of not more than 0.3% on a dry weight basis) from the Controlled Substances Act (“CSA”) schedules through the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”). Accordingly, the production, sale and possession of hemp or extracts of hemp, including certain THC and CBD products, no longer violate the CSA. The states have implemented a patchwork of different laws on hemp and its extracts. See “U.S. Hemp Laws and Regulations are Rapidly Evolving” for more information pertaining to state regulation of hemp.

Despite the passage of the 2018 Farm Bill, there remains some ambiguity as to which products are considered lawful under federal laws. Much of the ambiguity is due to federal statutes and regulations other than the 2018 Farm Bill and/or the CSA, including, without limitation, Drug Enforcement Administration’s Interim Final Rule, the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Federal Analogue Act, and the enforcement priorities (or lack thereof) of the federal agencies tasked with enforcing such laws and regulations.

For example, although the 2018 Farm Bill removes hemp from the CSA, the 2018 Farm Bill preserved the authority and jurisdiction of the Food and Drug Administration (the “FDA”), under the FDCA, to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics, including products that contain hemp and hemp extract. The FDCA therefore continues to apply to hemp-derived food, drugs, dietary supplements, cosmetics, and devices introduced, or prepared for introduction, into interstate commerce. As a marketer of hemp-derived products, we must comply with FDA regulations applicable to manufacturing and marketing of certain products, including food, beverages and dietary supplements.

In January 2023, FDA affirmed that the agency will not compromise—or create new standards—in evaluating or permitting cannabis or cannabinoid compounds and products, and particularly CBD and THC, and indicated that Congress must take action to end the stalemate between federal and state laws. Furthermore, industry stakeholders have urged Congress to reassess the legality of certain hemp THC products. While federal enforcement regarding hemp-derived products has generally been limited,
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changes in enforcement priorities or further federal or state regulations could negatively impact our ability to manufacture and sell such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

Federal and state regulations relating to hemp-derived THC products are new and rapidly evolving, and changes may not develop in the timeframe or manner most favorable to our business objectives.

Our participation in the market for hemp-derived THC products in the United States and elsewhere may require us to employ novel approaches to existing regulatory pathways. Although the passage of the 2018 Farm Bill legalized hemp and hemp-derived cannabinoids, it did not further amend the FDCA. The FDA has stated in guidance and other public statements that it is prohibited to sell a food, beverage or dietary supplement to which THC (or CBD) has been added. While the FDA does not have a formal policy of enforcement discretion with respect to any products with added CBD, the agency has stated that its primary focus for enforcement centers on products that put the health and safety of consumers at risk, such as those claiming to prevent, diagnose, mitigate, treat, or cure diseases in the absence of requisite approvals. The agency’s enforcement to date has therefore focused on products containing CBD that make drug-like claims, or products with synthetic cannabinoids such as delta-8 THC. Nevertheless, there is the risk that the FDA could expand its enforcement activities and require additional manufacturing, packaging or labeling requirements, or order companies to cease distributing such products altogether. Such regulatory actions and associated compliance costs may hinder our ability to successfully compete in the market for such products.

In addition, such products may be subject to regulation at the state or local levels. State and local authorities have issued their own restrictions on the cultivation or sale of hemp or hemp-derived THC products. This includes laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof. State regulators may take enforcement action against food and dietary supplement products that contain THC, or enact new laws or regulations that prohibit or limit the sale of such products.

The regulation of hemp THC in the United States has been constantly evolving, with changes in federal and state laws and regulation occurring on a frequent and uncertain basis. Violations of applicable FDA and other laws could result in warning letters, significant fines, penalties, administrative sanctions, injunctions, convictions or settlements arising from civil proceedings.

These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there remain several legal considerations underlining the sale of hemp-derived products, including, but not limited to, (i) the fact that hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing hemp and hemp-derived products, and (iii) the lack of FDA approval for THC as a food ingredient, food additive or dietary supplement.

Unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

We also compete with other Hemp THC products, state legal cannabis products and products available in the illicit market, and the public is often uninformed about the differences of these markets. We test all of our products for safety and quality. However, many of our competitors in the market may not do so. Because our business is dependent, in part, upon continued market acceptance of THC by consumers, any negative trends relating to cannabis or hemp could adversely affect our business operations. For example, consumers may hear about negative health or safety outcomes for a competitor’s product and ascribe those outcomes to the entire category. Negative views of the category caused by third party bad actors may hinder our ability to successfully market our products, or lead to new laws or regulations that prohibit or limit the sale of such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

Israeli Anti-Dumping Investigation

In Israel, a potential dumping tariff on cannabis imports may impact the Company's ability to resume exports to this jurisdiction. In January 2024, Israel launched the Anti-Dumping Investigation. The Company last shipped products to Israel in the second quarter of fiscal year 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Anti-Dumping Investigation may result in risks to future shipments to Israel including potential imposition of a dumping duty on Israeli importers of Canadian cannabis exports. In July 2024, the Israeli Anti-Dumping Commissioner issued a preliminary determination finding dumping by all Canadian exporters, including the Company. In November 2024, the Commissioner issued a final determination affirming a finding of dumping, despite compelling evidence to the contrary. In December 2024, the Commissioner's decision was reviewed by an Advisory Committee of Israeli government officials, which recommended a finding of dumping and imposition of duties. In April 2025, Israel's Ministry of Economy adopted the recommendation of the Advisory Committee and recommended the imposition of dumping duties. Israel's Ministry of Finance has vetoed the decision, and the validity of its veto is being reviewed. The Company has continued to advance its position that it has not engaged in dumping.

(ix) Information Systems Risk
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The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

As new IT systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

During fiscal year 2023 and Fiscal 2024, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

The Company is in the midst of implementing Phase 3 of its ERP system, D365 Advanced Manufacturing ("Phase 3"). The design and implementation of Phase 3 requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the implementation. The Company may not be able to implement Phase 3 successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement Phase 3 as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.
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ORGANIGRAM
GLOBAL

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